SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cambium Networks Corporation
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G17766109
(CUSIP Number)

Vector Cambium Holdings (Cayman), L.P.
Vector Capital IV, L.P.
Vector Capital Partners IV, L.P.
Vector Capital, Ltd.
Vector Capital, L.L.C.
c/o Vector Capital Management, L.P.
One Market Street, Steuart Tower, 23rd Floor
San Francisco, CA 94105
Telephone: (415) 293-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G17766109	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
Vector Cambium Holdings (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,904,754

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,904,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,904,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G17766109	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
Vector Capital IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,482,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,482,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,482,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G17766109	SCHEDULE 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
Vector Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,491,754

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,491,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,491,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. G17766109	SCHEDULE 13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
Vector Entrepreneur Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G17766109	SCHEDULE 13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS
Vector Capital Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. G17766109	SCHEDULE 13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS
Vector Capital, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,509,754

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,509,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,509,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. G17766109	SCHEDULE 13D	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS
Vector Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,509,754

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,509,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,509,754

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. G17766109	SCHEDULE 13D	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS
Alexander R. Slusky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,522,879 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,522,879 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,522,879 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes 13,125 Shares underlying options awarded to the Reporting Person that are currently exercisable or become exercisable within 60 days and excludes 16,875 Shares underlying options awarded to the Reporting Person that cannot be exercised within 60 days.

CUSIP No. G17766109	SCHEDULE 13D	Page 10 of 13 Pages

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 8, 2019 (the “Initial Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Shares”), of Cambium Networks Corporation, a Cayman Islands corporation (the “Company”). The address of the principal executive offices of the Company is 3800 Golf Road, Suite 360, Rolling Meadows, Illinois 60008.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Vector Cambium Holdings (Cayman), L.P. (“VCH”) sold 2,500,000 Shares at a price of $26.60 per Share, net of underwriting fees, in an underwritten registered offering that closed on December 8, 2020.

On December 23, 2020, VCH gifted 195,000 shares to various charitable and philanthropic donees.

Also on December 23, 2020, VCH transferred 105,000 Shares to its general partner, Vector Capital Partners IV, L.P., for no consideration.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Company, the Reporting Persons intend to take an active role in working with the Company’s management and board of directors on operational, financial and strategic initiatives. In addition, pursuant the Shareholder Agreement described in Item 6 of the Initial Schedule 13D, the Reporting Persons have rights to name persons to the Company’s board of directors and one of the Reporting Persons, Mr. Slusky, serves on the Company’s board of directors.

Except as described in the Initial Schedule 13D, as supplemented by this Amendment No. 1, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and have in the past and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, and subject to the agreements described in the Initial Schedule 13D, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation: purchasing additional shares or selling some or all of their Shares; engaging in any hedging or similar transactions with respect to the Shares; nominating representatives to the board of directors; taking positions or making proposals with respect to, or taking other actions to effect changes in the board composition, ownership structure, management, the charter documents, strategy, future plans and operations of the Company; encouraging the Company to pursue one or more strategic transactions, including transactions in which the Reporting Persons may participate; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. G17766109	SCHEDULE 13D	Page 11 of 13 Pages

Item 5.	INTEREST IN THE SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a), (b) The beneficial ownership percentages reported herein are based on 25,782,779 Shares outstanding as of November 30, 2020, as reported in the Company’s prospectus supplement dated December 3, 2020.

The aggregate number of Shares and percentages of Shares beneficially owned by each Reporting Person named in Item 2(a), as well as the number of Shares as to which such Reporting Person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
			Power to Vote			Power to Dispose
Reporting Person	No. of Shares Beneficially Owned		Sole	Shared		Sole	Shared		Percent of Class
Vector Cambium Holdings (Cayman), L.P.	14,904,754		0	14,904,754		0	14,904,754		57.8%
Vector Capital IV, L.P.	1,482,000		0	1,482,000		0	1,482,000		5.7%
Vector Capital Partners IV, L.P.	16,491,754		0	16,491,754		0	16,491,754		64.0%
Vector Entrepreneur Fund III L.P.	18,000		0	18,000		0	18,000		0.07%
Vector Capital Partners III, L.P.	18,000		0	18,000		0	18,000		0.07%
Vector Capital, Ltd.	16,509,754		0	16,509,754		0	16,509,754		64.0%
Vector Capital, LLC	16,509,754		0	16,509,754		0	16,509,754		64.0%
Alexander R. Slusky	16,522,879	(1)	0	16,522,879	(1)	0	16,522,879	(1)	64.1%

(1)
This amount includes 13,125 Shares underlying options awarded to the Mr. Slusky that are currently exercisable or become exercisable within 60 days and excludes 16,875 Shares underlying options awarded to Mr. Slusky that cannot be exercised within 60 days.

(c) Except as set forth in the response to Item 4 of this Amendment No. 1, no transactions in the Shares were effected by the Reporting Persons during the past sixty days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

CUSIP No. G17766109	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2021

VECTOR CAMBIUM HOLDINGS (CAYMAN), L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL IV, L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL PARTNERS IV, L.P.

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR ENTREPRENEUR FUND III L.P.

By:	VECTOR CAPITAL PARTNERS III, L.P., its general partner

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

CUSIP No. G17766109	SCHEDULE 13D	Page 13 of 13 Pages

VECTOR CAPITAL PARTNERS III, L.P.

By:	VECTOR CAPITAL, LTD., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL, LTD.

By:	/s/ David Baylor
Name: David Baylor
Title: Director

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky